SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )



                                 Coherent, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   192479103
------------------------------------------------------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      (Continued on following pages)














                              Page 1 of 7 Pages

CUSIP No.192479103              13G                           Page 2 of 7 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     OppenheimerFunds, Inc.
     I.R.S. No. 13-2527171
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             A
                                                               ----

                                                             B X
                                                               ----
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
NUMBER OF        5   SOLE VOTING POWER: 0
SHARES           ---------------------------------------------------------------
BENEFICIALLY     6   SHARED VOTING POWER: 0
OWNED BY         ---------------------------------------------------------------
EACH             7   SOLE DISPOSITIVE POWER: 0
REPORTING        ---------------------------------------------------------------
PERSONAL         8   SHARED DISPOSITIVE POWER: 1,437,500
WITH             ---------------------------------------------------------------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,437,500
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.02%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IA
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!








                              Page 2 of 7 Pages

CUSIP No.19247903              13G                           Page 3 of 7 Pages
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Oppenheimer Global Growth & Income Fund
     I.R.S. No. 93-1036175
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             A
                                                               ----

                                                             B X
                                                               ----
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
--------------------------------------------------------------------------------
NUMBER OF        5   SOLE VOTING POWER: 1,437,500
SHARES           ---------------------------------------------------------------
BENEFICIALLY     6   SHARED VOTING POWER: 0
OWNED BY         ---------------------------------------------------------------
EACH             7   SOLE DISPOSITIVE POWER: 0
REPORTING        ---------------------------------------------------------------
PERSONAL         8   SHARED DISPOSITIVE POWER: 1,,437,500
WITH             ---------------------------------------------------------------
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,437,500
--------------------------------------------------------------------------------
10   CHECK BOS IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.02%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IV
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!








                              Page 3 of 7 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G
                  Under the Securities Exchange Act of 1934




Item 1(a)       Name of Issuer: Coherent, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                    5100 Patrick Henry Dr.
                    Santa Clara, CA 95054

Item 2(a)       Name of Person Filing: OppenheimerFunds, Inc.

Item 2(b)       Address of Principal Business Office:
                    Two World Trade Center, Suite 3400
                    New York, New York 10048-0203

Item 2(c)       Citizenship: Inapplicable

Item 2(d)       Title of Class of Securities: Common  Stock

Item 2(e)       CUSIP Number: 192479103

Item 3(e)        X   Investment Adviser registered under Section 203 of the
                ---  Investment Advisers Act of 1940

Item 4(a)       Amount Beneficially Owned: 1,437,500 shares

Item 4(b)       Percent of Class: 6.02%

Item 4(c)(i)    Sole Power to vote or to direct the vote - 0

Item 4(c)(ii)   Shared power to vote or to direct the vote - 0

Item 4(c)(iii)  Sole power to dispose or to direct the disposition of - 0

Item 4(c)(iv) Shared power to dispose or to direct the disposition of - 1,437,500 shares












                              Page 4 of 7 Pages

Item 5          Ownership to Five Percent or Less of a Class:
                --------------------------------------------
                If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6          Ownership  of More than Five  Percent  on Behalf of  Another
                Person:
                ------------------------------------------------------------
                See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:
                --------------------------------------------------------------
                Inapplicable

Item 8          Identification and Classification of Members of the Group:
                ---------------------------------------------------------
                Inapplicable

Item 9          Notice of Dissolution of Group:
                ------------------------------
                Inapplicable

Item 10         Certification:
                -------------
                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 11, 1999




                    /s/ Merryl Hoffman
Signature:     ______________________________________

Name/Title:    Merryl Hoffman, Vice President







                              Page 5 of 7 Pages

                                  EXHIBIT A
                                  ---------


     The Board of Directors or Trustees of the registered investment companies managed by OppenheimerFunds, Inc. ("OFI") and owning shares of the issuer can direct the disposition of dividends received by such funds and can dispose of such securities. Additionally, OFI shares the power to dispose of such securities with the Board of Directors or Trustees of such funds; however, the Board of Directors or Trustees of such fund has delegated these responsibilities to OFI as the fund's investment advisor under its investment advisory agreement. OFI has an interest relating to five (5%) percent or more of such securities as disclosed on Page 2 hereof, by virtue of the interest of five percent (5%) or more of such securities by Oppenheimer Global Growth & Income Fund, as disclosed on pages 3 and 4 hereof. OFI disclaims ownership of such securities, except as expressly stated herein.






































                              Page 6 of 7 Pages

                                   EXHIBIT B
                                   ---------


     The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G being filed by OppenheimerFunds, Inc. on or about the date hereof, relating to the common stock of Coherent, Inc. is filed on behalf of the undersigned.

Dated:February 11, 1999

                        Oppenheimer Global Growth & Income Fund



                             /s/ Robert G. Zack
                        By:______________________________________
                             Robert G. Zack
                             Assistant Secretary





























                              Page 7 of 7 Pages